FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending July 8, 2013

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ITEM 2.01 Completion of Acquisition or Disposition of Assets

On June 27, 2013 I-SEC Germany GmbH (I-SECG) , a wholly owned subsidiary of I-SEC International BV entered into a contract to purchase all of the capital stock of Brink’s Deutsche Luftsicherheit GmbH (BDLG) from Brink”s Sicherheit GmbH The closing took place on July 1, 2013. The purchase price for the shares was EUR 25,000 (approximately $32,407). The acquisition was financed with internal funds. A closing condition required settlement of intercompany clearing account through re-payment of the credit balance on account and for the benefit of BDLG in an amount of EUR 816,587 (approximately $1,058,542).

It is expected to increase revenue by approximately EUR 14 million (approximately $18.1 million) on a yearly basis.

BDLG operates in the field of professional aviation security services in Germany since May 1, 2013. It specializes in passenger and freight control at Frankfort Airport and employees approximately 400 security agents.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)	Copy of Acquisition Agreement dated June 27,2013

signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ranaan Nir

Ranaan Nir, Managing Director

Dated: July 8 , 2013